EXHIBIT 99.1

Golar LNG dividend information

Reference is made to the first quarter 2017 report released on May 31, 2017. Golar LNG will be trading ex-dividend of a total dividend of $0.05 per share on June 14, 2017. The record date will be June 16, 2017 and the dividend will be paid on or about July 5, 2017.

Golar LNG Limited
Hamilton, Bermuda
31 May, 2017